SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Mylan Inc.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

628530107
(CUSIP Number)

January 1, 2008
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Composite Portfolios, L.L.C. 13-4152438

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence Portfolios, L.L.C. 13-4046559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 22,518,216 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 22,518,216 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,216 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3% (2)

12.	Type of Reporting Person (See Instructions) OO

1 Includes preferred stock convertible into 4,830,210 shares.

2 Based on 304,331,625 shares of outstanding common stock and including the 4,830,210 shares from the potential conversion of the preferred stock for a total of 309,161,835 shares outstanding.

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,831,347 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,831,347 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,831,347 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.9% (2)

12.	Type of Reporting Person (See Instructions) OO

1 Includes preferred stock convertible into 1,463,700 shares.

2 Based on 304,331,625 shares of outstanding common stock and including the 1,463,700 shares from the potential conversion of the preferred stock for a total of 305,795,325 shares outstanding.

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 25,349,563 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 25,349,563 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,349,563 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes preferred stock convertible into 6,293,910 shares.

2 Based on 304,331,625 shares of outstanding common stock and including the 6,293,910 shares from the potential conversion of the preferred stock for a total of 310,625,535 shares outstanding.

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 25,349,563 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 25,349,563 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,349,563 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) IN

1 Includes preferred stock convertible into 6,293,910 shares.

2 Based on 304,331,625 shares of outstanding common stock and including the 6,293,910 shares from the potential conversion of the preferred stock for a total of 310,625,535 shares outstanding.

Item 1.
(a)	Name of Issuer:
Mylan Inc.

(b)	Address of Issuer's Principal Executive Offices:
1500 Corporate Drive Canonsburg, PA 15317

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Composite Portfolios, L.L.C. D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Composite Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.50 par value

(e)	CUSIP Number:
628530107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of January 3, 2008:

(a) Amount beneficially owned:

D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares

D. E. Shaw Valence Portfolios, L.L.C.:
22,518,216 shares
This is composed of (i) 17,688,006 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and (ii) 4,830,210 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock.

D. E. Shaw & Co., L.L.C.:
2,831,347 shares
This is composed of (i) 1,366,805 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 1,463,700 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock, and (iii) 842 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

D. E. Shaw & Co., L.P.:
25,349,563 shares
This is composed of (i) 17,688,006 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 4,830,210 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock, (iii) 1,366,805 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 1,463,700 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock, and (v) 842 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

David E. Shaw:
25,349,563 shares
This is composed of (i) 17,688,006 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 4,830,210 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock, (iii) 1,366,805 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 1,463,700 shares that D. E. Shaw Laminar Portfolios, L.L.C. has the right to acquire through the conversion of MYL 6.50% mandatory convertible preferred stock, and (v) 842 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

(b) Percent of class:
D. E. Shaw Composite Portfolios, L.L.C.:	0.0%
D. E. Shaw Valence Portfolios, L.L.C.:	7.3%
D. E. Shaw & Co., L.L.C.:	0.9%
D. E. Shaw & Co., L.P.:	8.2%
David E. Shaw:	8.2%

(c) Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
	D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
	D. E. Shaw Valence Portfolios, L.L.C.:	22,518,216 shares
	D. E. Shaw & Co., L.L.C.:	2,831,347 shares
	D. E. Shaw & Co., L.P.:	25,349,563 shares
	David E. Shaw:	25,349,563 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Composite Portfolios, L.L.C.:	-0- shares
	D. E. Shaw Valence Portfolios, L.L.C.:	22,518,216 shares
	D. E. Shaw & Co., L.L.C.:	2,831,347 shares
	D. E. Shaw & Co., L.P.:	25,349,563 shares
	David E. Shaw:	25,349,563 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., D. E.  Shaw Laminar Portfolios, L.L.C., and D. E. Shaw Synoptic Portfolios 2, L.L.C., and the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C., and D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 25,349,563 shares as described above constituting 8.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 25,349,563 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

As of the date hereof, D. E. Shaw Composite Portfolios, L.L.C. and D. E. Shaw & Co., L.L.C. have ceased to be the beneficial owners of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Composite Portfolios, L.L.C., D.  E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: January 11, 2008

D. E. Shaw Composite Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as
managing member

	By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw Valence Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.P., as
managing member

	By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw